AM 3-17-2004

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04015991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52208

RECD S.E.C.
MAR 1 2004
526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jericho Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amanda McNamara (212) 897-7402
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AM 3.25.2004

OATH OR AFFIRMATION

I, Amanda McNamara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jericho Investments, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amanda McNamara
Signature

CEO
Title

John F. Cunningham
Notary Public

JOHN F. CUNNINGHAM
Notary Public, State of New York
No. 44-4839929
Qualified in Rockland County
Commission Expires July 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERICHO INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

JERICHO INVESTMENTS, LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Jericho Investments, LLC

We have audited the accompanying statement of financial condition of Jericho Investments, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jericho Investments, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company values securities owned of $818,971 (approximately 81.8% of members' equity) for which there is no ready market at fair value, as determined by management of the Company. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 30, 2004

JERICHO INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	125,112
Receivable from clearing broker		77,661
Securities owned, at fair value		818,971
Equipment, net		3,354
Other assets		2,333
	$	1,027,431
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	20,929
Deferred city income tax liability		6,000
		26,929
Commitments and contingencies		
Members' equity		1,000,502
	$	1,027,431

See accompanying notes to financial statements.

1. Nature of operations

Jericho Investments, LLC (the "Company") is a limited liability company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company provides investment banking services for small-cap companies in need of financing on a best-efforts basis as well as managing money from firm proprietary accounts with a focus on small-cap investments.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, with original maturities of less than ninety days.

Securities Owned, at Fair Value

Securities owned, at fair value include equity securities and corporate bonds purchased and warrants received in connection with investment banking services. The Company values securities owned for which there is no ready market at fair value as determined by management of the Company. In determining fair value of these securities, the Company considered future marketability, market value of related unrestricted securities, and cost basis of securities purchased. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over 5 years.

Revenue and Expense Recognition for Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns. In addition, the Company is subject to the New York City Unincorporated Business Tax.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned, at fair value

Details of securities owned, at fair value as of December 31, 2003 are as follows:

	Securities Owned
Common stock	$ 229,707
Preferred stock	197,588
Corporate bonds	100,000
Warrants	291,676
	$ 818,971

All securities owned were non marketable as of December 31, 2003.

4. Related parties

On December 1, 2003, the Company entered into an expense sharing agreement (the "agreement") with an affiliate. The agreement states that the Company will share a portion of certain office expenses with its affiliate. Total fees incurred for the year ended December 31, 2003 was approximately $8,000.

5. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $182,000, which was approximately $82,000 in excess of its required net capital of approximately $100,000.

6. Exemption from Rule15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

8. Unincorporated business tax

The Company is subject to the New York City Unincorporated Business Tax. As of December 31, 2003 approximately $495,000 of timing differences, which is comprised of unrealized gains, exist that give rise to a deferred tax liability of approximately $20,000. In addition the Company has approximately $545,000 of loss carryforwards which were used to offset current taxable amounts with an amount available for carryover to 2004 of approximately $340,000, which expire through 2023. The deferred tax asset relative to these carryforward losses of approximately $14,000 has been offset with the liability above and recorded as a net deferred tax liability of $6,000.